Exhibit 99.7

Sequenom, Inc.

3595 John Hopkins Court

San Diego, California 92121

(858) 202-9000

January 27, 2009

Dear EXACT Sciences Stockholder:

Enclosed for your consideration is the document “Prospectus/Offer to Exchange” that describes our offer to acquire all of the outstanding shares of common stock of EXACT Sciences Corporation in exchange for shares of Sequenom common stock. I ask that you review the Prospectus/Offer to Exchange carefully to learn more about our exchange offer and importantly the background to and reasons for the offer.

I believe that a combination of Sequenom and EXACT Sciences has significant long-term growth potential and would result in substantial benefits to the stockholders of both companies. Our two companies began discussions about a possible combination in July 2008, but the tenor of EXACT Sciences’ recent responses has led us to conclude that we must take our proposal directly to you, the owners of EXACT Sciences.

As more fully described in the Prospectus/Offer to Exchange, we are offering through our wholly owned subsidiary, ESC Acquisition Sub, Inc., to acquire each outstanding share of EXACT Sciences common stock in exchange for $1.50 in Sequenom common stock. The exchange will be effected pursuant to an exchange ratio that will be fixed upon the expiration of our exchange offer and is subject to a “collar” that establishes both a minimum and a maximum exchange ratio. The exchange ratio will be a fraction equal to the quotient of $1.50 divided by the average of the closing sale price for a share of Sequenom common stock on The NASDAQ Global Market during the 10-day trading period ending one day before the expiration date of our exchange offer. If that average is more than $28.06, the exchange ratio will be fixed at 0.0535 of a Sequenom share for each EXACT Sciences share, and if the average is less than $20.74, the exchange ratio will be fixed at 0.0723 of a Sequenom share for each EXACT Sciences share.

Our exchange offer to acquire EXACT Sciences represents a premium of 69% over the closing sales price of a share of EXACT Sciences common stock on January 8, 2009, the last trading day before the date we announced our proposal, and a 154% premium to its 30-day volume-weighted average closing price of $0.59 prior to January 8, 2009. In addition to the immediate premium we are offering, we believe that you should tender your shares of EXACT Sciences for the following reasons:

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The combination of Sequenom and EXACT Sciences is expected to create a combined company with an expanded diagnostics offering in oncology and provide the combined company with what we believe will be one of the most comprehensive non-invasive cancer diagnostic portfolios.

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The combined company will be able to effectively utilize the laboratory, sales and marketing, and other resources of Sequenom and EXACT Sciences as well as the two companies’ relationships with leading medical, commercial and scientific institutions.

•	The combined company will have a comprehensive intellectual property portfolio covering molecular diagnostics.

•	Sequenom’s cash resources will be available to fund the further development of EXACT Sciences technology and the commercial launch of its products.

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Sequenom believes that its common stock, which is listed on The NASDAQ Global Market, will trade in greater volumes than EXACT Sciences’ common stock has historically and present EXACT Sciences stockholders with a more liquid investment.

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The proposed transaction addresses a number of the significant challenges that EXACT Sciences is currently facing as an independent company, including:

•	declining revenues;

•	mounting operating losses that have wiped out stockholders’ equity;

•	the long-term decline in EXACT Sciences’ stock price;

•	the risk that EXACT Sciences may be delisted from The NASDAQ Capital Market;

•	constraints on EXACT Sciences’ ability to execute its business strategy with its restructured operations; and

•	uncertain prospects for continued financing to fund EXACT Sciences’ operations.

Even as we bring our exchange offer directly to you, we remain hopeful that EXACT Sciences’ board and management will enter into constructive discussions with us so that we can move in an expeditious manner to enter into a definitive merger agreement. We have outlined why our proposal makes excellent financial and operational sense to the stockholders of both companies and would prefer to move forward with EXACT Sciences’ cooperation to effect the transaction.

This is your opportunity to send a strong message to the EXACT Sciences’ board. Tender your EXACT Sciences shares pursuant to our exchange offer, and let the EXACT Sciences’ board know that you support a Sequenom/EXACT Sciences combination. The exchange offer is currently scheduled to expire at 5:00 p.m. New York City time on March 24, 2009.

If you have any questions about our exchange offer or how to tender your EXACT Sciences shares, please call Innisfree M&A Incorporated, the Information Agent for the exchange offer, toll-free at 1-877-825-8621.

Thank you for your consideration.

Sincerely,

Harry Stylli, Ph.D. President and Chief Executive Officer

This communication is not a substitute for the prospectus/offer to exchange and registration statement filed by Sequenom with the Securities and Exchange Commission in connection with the exchange offer by Sequenom and its wholly owned subsidiary, ESC Acquisition Sub, Inc., for all of the outstanding shares of common stock of EXACT Sciences. Before making any decision with respect to such matters, investors and security holders are urged to read these documents and other relevant materials when they become available, because they will contain important information. Investors and security holders can obtain copies of these materials (and all other exchange offer documents filed with the SEC) when available, at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-825-8621. Investors and security holders may also read and copy any reports, statements and other information filed by Sequenom or EXACT Sciences with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

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